SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Forgent Networks, Inc.

(Name of the Issuer)

Forgent Networks, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

34629U103

(CUSIP Number of Class of Securities)

Jay C. Peterson

Forgent Networks, Inc.

d/b/a Asure Software

108 Wild Basin Road

Austin, TX 78746

(512) 437-2700

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

with a copy to:

Mark G. Johnson, Esq.
Winstead PC
5400 Renaissance Tower
1201 Elm Street

Dallas, TX  75270
(214) 745-5600

This statement is filed in connection with (check the appropriate box):

a.             ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.             ☐   The filing of a registration statement under the Securities Act of 1933.

c.             ☐   A tender offer.

d.             ☐   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$484,826.40	$27.05

*                                         Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 1,346,740 shares of Common Stock for $0.36 per share in cash in lieu of issuing fractional shares to holders of less than one share of Common Stock immediately after the proposed Reverse Stock Split and immediately before the proposed Forward Stock Split.

**                                  The amount of the filing fee is calculated in accordance with Fee Rate Advisory #2 for Fiscal Year 2009 issued by the SEC, effective October 1, 2008, by multiplying the Transaction Value by 0.00005580.

☐                                    Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or  Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 4 to the Rule 13e-3 Transaction Statement (the “Transaction Statement”) amends and supplements the Transaction Statement previously filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Forgent Networks, Inc. d/b/a Asure Software, a Delaware corporation (“Forgent” or the “Company”).  This Amendment No. 4 is being filed by the Company pursuant to Rule 13e-3(d)(3) as the final amendment to the Transaction Statement to report the results of the proposed going private transaction.

On June 1, 2009, the Company announced that its Board of Directors unanimously voted to cancel the Special Meeting of Stockholders scheduled for June 2, 2009.  The meeting was originally called for the purpose of allowing the stockholders to vote on two separate proposals to amend the Company’s Restated Certificate of Incorporation to effect a reverse/forward stock split (the “Reverse/Forward Stock Split”) of the Company’s common stock, par value $.01 per share (the “Common Stock”).  While there was substantial stockholder support for the Reverse/Forward Stock Split proposals, the Board of Directors determined that, based on the total number of stockholder proxies received prior to the announcement, the proposals would not receive sufficient votes to carry.  Therefore, the Board of Directors decided to cancel the meeting in order to save the associated expenses.

A copy of the press release issued by the Company on June 1, 2009 announcing the Board of Directors’ decision to cancel the Special Meeting is attached as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 2, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009

FORGENT NETWORKS, INC.

By:	/s/ Jay C. Peterson
Jay C. Peterson
Chief Financial Officer